Final Term Sheet
Filed pursuant to Rule 433
Dated November 7, 2007
Relating to
Prospectus Supplement dated November 7, 2007 to
Registration Statement No. 333-139328
$400,000,000 5.250% Notes due 2014

Issuer:	Praxair, Inc.

Principal Amount:	$400,000,000

CUSIP:	74005PAQ7

Title of Securities:	5.250% Notes due 2014

Trade Date:	November 7, 2007

Original Issue Date (Settlement Date):	November 13, 2007

Maturity Date:	November 15, 2014

Benchmark Treasury:	4.250% due November 15, 2014

Benchmark Treasury Price and Yield:	100-23 1/4 / 4.130%

Spread to Benchmark Treasury:	116 basis points

Yield to Maturity:	5.290%

Interest Rate:	5.250% per annum

Public Offering Price (Issue Price):	99.768% of the Principal Amount thereof

Interest Payment Dates:	Semi-annually in arrears on each May 15 and November 15, commencing May 15, 2008

Redemption Provision:	Make-whole call at the Adjusted Treasury Rate plus 15 basis points

Joint Bookrunners:	Banc of America Securities LLC, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc.

Co-Managers:	Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., HSBC
Securities (USA) Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Banco Santander, S.A., New York Branch

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (i) Banc of America Securities LLC at 1-800-294-1322, (ii) Citigroup Global Markets Inc. at 1-877-858-5407 or (iii) J.P. Morgan Securities Inc. at 1-212-834-4533.
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